1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 www.egsllp.com

By Electronic Mail

August 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	Pyxis Tankers Inc.

Registration Statement on Form F-4

Filed April 23, 2015 File No. 333-203598

Dear Ms. Block:

On behalf of our client, Pyxis Tankers, Inc. (“Pyxis” or the “Company”), we hereby respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of the Registration Statement on Form F-4, filed April 23, 2015 (“Registration Statement”), as such comments were set forth in your letter dated May 20, 2015. A marked version of Amendment No. 1 to Registration Statement on Form F-4 (the “Amendment No. 1”) is transmitted herewith reflecting all changes from the Registration Statement.

In order to complete portions of Amendment No.1 that involve matters relating to LookSmart Ltd. (“LookSmart”) or its proxy statement and related proxy materials, the Company has relied on information or disclosure furnished by LookSmart. The Company has indicated in its responses below the instances where it received such information and assistance. For your convenience, we have repeated the Staff’s comments below in bold and italicized type, and have followed each comment with the Company’s response in plain type.

General

1.	Please include an organization chart depicting your organizational structure before and after the consummation of the merger to help illustrate the narrative description of the parties and the transactions. This chart should also illustrate the states or countries of incorporation of various legal entities, the vessel subsidiaries, and the manager managing your vessels in such a way that it clarifies the various affiliations that exist.

The Company has added an organization chart on page 18 of Amendment No.1 in accordance with Staff’s comment.

2.	We note that throughout the filing you reference various Annexes, such as Annex A, Annex B, Annex C and Annex D. The filing, however, does not include these Annexes. Please revise accordingly.

The Company has added the Annexes in accordance with the Staff’s comment.

3.	Please provide us with copies of the “board books” and any other materials prepared by your financial advisor. Such materials should include all presentations made by the financial advisors.

We are providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act of 1933, copies of the materials requested, which include materials provided to Pyxis’ board in connection with the proposed transaction, including board presentations prepared by Pyxis’ financial advisor, Maxim Group LLC.

4.	Please describe the make whole provision of the merger agreement in greater detail. In this regard, we note the Consideration Value in Section 4.12 of the merger agreement and the “Put” option associated with the make whole provision. Please expand your disclosure regarding these provisions.

The Company has expanded its disclosure with regard to the make whole provision on page 18 of Amendment No.1 in accordance with the Staff’s comment.

5.	Please refer to your disclosure on page 94 that Maxim will own shares of Pyxis as a result of the merger transaction. Please tell us the value of the shares that Maxim will own and whether receipt of these shares is contingent on completion of the merger.

The receipt of these shares is contingent upon the completion of the merger. The per share value of the shares Maxim will receive is based on the trading price of the common stock immediately after the Reverse Split and the aggregate value of shares Maxim will receive will be dependent upon the enterprise value of Pyxis immediately after consummation of the Merger.

6.	Please include information required by Item 202 of Regulation S-K. Refer to Item 4 of Form F-4.

The Company has added information required by Item 202 of Regulation S-K, beginning on page 100 of Amendment No.1 in accordance with the Staff’s comment.

Prospectus Cover Page, page 2

7.	Please limit the outside cover page to one page. Refer to Item 501 of Regulation S-K.

The Company has limited the outside cover to one page in accordance with the Staff’s comment.

Questions and Answers About the Proposal, page 9

8.	Please add a question and answer that addresses the material negative factors that the boards considered in connection with the merger.

The Company has added a question and answer on page 15 of Amendment No.1 in accordance with the Staff’s comment.

9.	Please include a separate question and answer to disclose the business and management of the combined company going forward if the merger proposal is approved. Briefly discuss the financial condition and results of operations of Pyxis, such as the total assets, liabilities and net income as of a recent period.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

The Company has added two questions and answers on page 15 of Amendment No.1 in response to the Staff’s comment. For purposes of better clarity, one question and answer addresses the business and the other the management of the combined company following the merger.

10.	Based on your disclosure on page 162 it appears that the merger proposal is conditioned upon the approval of the spin-off proposal. Please add a separate question and answer to disclose that the proposals are conditioned on one another and provide appropriate disclosure regarding the effect of a negative vote on the related proposals. In addition, revise also the proxy card on page 166 to indicate the merger approval is conditioned upon the approval of the spin-off. Refer to Exchange Act Rule 14a-4.

The Company has revised the disclosure on page 15 of Amendment No.1 in accordance with the Staff’s comment and has revised the language in the proxy card.

Why is LookSmart proposing the Reverse Split, the Spin-Off and the Merger, page 10

11.	We note you include as a reason for engaging in the merger is for continuing to meet listing requirements for the Nasdaq Capital Market. Elsewhere, however, you indicate that LookSmart will cease to be a public company and that Pyxis will make its own separate application to being a listing company. Given this, please revise to explain why you continuing to meet listing requirements is a reason for the merger.

LookSmart advised the Company that initially, the board of directors of LookSmart was concerned that the company might be delisted from NASDAQ, as indicated by LookSmart’s subsequent receipt of three notification letters (on March 24, 2015, January 26, 2015 and July 7, 2015) from the Nasdaq Listing Qualifications Staff that LookSmart no longer satisfied NASDAQ’s listing requirements. On May 26, 2015, LookSmart received notice from the Nasdaq Listing Qualifications Staff that it would not face delisting from NASDAQ if the merger with Pyxis Tankers Inc.’s wholly owned subsidiary Maritime Technologies Corp. was completed by September 21, 2015 (or if LookSmart furnished a publicly available report that it had regained compliance with NASDAQ’s listing requirements by that date).

In addition, Pyxis filed its own separate listing application with Nasdaq on May 11, 2015. Accordingly, this reference to a need on LookSmart’s part to continue to meet listing requirements has been deleted throughout.

12.	In this regard, please explain to us the business reasons for the merger, given LookSmart is spinning off all of its assets and Pyxis has to make its own application to list its shares. In your response, please tell us if you believe Pyxis is taking over LookSmart’s reporting obligations. Please also provide us why your analysis as to why you believe Pyxis is an “emerging growth company.”

In response to the Staff’s comments, we have included revised disclosure on page 10 of Amendment No. 1 explaining the business reason for the merger.

We do not believe Pyxis is taking over LookSmart’s reporting obligations due to the fact that Pyxis is filing Amendment No.1 in its own name and LookSmart will cease its existence upon consummation of the Merger. Also, Pyxis is not assuming LookSmart’s assets or liabilities and the financial statements of the post-Merger entity will only include the financial statements of Pyxis. As such, we do not believe LookSmart should be viewed as Pyxis’s predecessor which would prohibit Pyxis’s qualification as an EGC. Pyxis qualifies as an “emerging growth company” in its own right as discussed on page 123 of Amendment No.1. In terms of the business reasons for the merger, LookSmart considered the following factors:

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

•	Investment Options. If the Spin-Off and the merger transaction with Pyxis described in the Merger Agreement are successfully consummated, LookSmart stockholders will effectively be provided with equity investments in two separate companies. They will receive one share of the common stock of Holdco for each share of common stock of LookSmart that they own, and they will receive a certain number of shares of Pyxis pursuant to the terms of the Merger Agreement. Furthermore, if a current LookSmart shareholder only wishes to own shares of the entity that operates LookSmart’s business, they will be able to sell their shares of Pyxis common stock while still retaining the shares of LookSmart received as a result of the Spin-Off.

•	Business focus. Each of Pyxis and Holdco will be able to focus on its core business and growth opportunities. In addition, the management of Holdco will continue to operate the majority of LookSmart’s current business, while Pyxis’ management will design and implement completely separate corporate policies and strategies that are based primarily on the business characteristics of that company.

•	Market value. Although there can be no assurances, LookSmart believes that, over time, following the Spin-Off and the Merger, the common stock of the two independent, publicly-traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if LookSmart was not to complete the Spin-Off and Merger. In other words, the Spin-Off and Merger transaction with Pyxis may result in a combined post-Spin-Off trading value in excess of the current trading value of LookSmart alone.

•	Operational Efficiencies. The Spin-Off will provide LookSmart the opportunity to streamline the corporate organization of LookSmart, which it believes will result in significant savings to the Company over the long term. For example, Holdco is incorporated in Nevada as opposed to Delaware, where LookSmart is incorporated. Under Delaware law, the annual franchise tax is based upon the authorized capital of a company, or alternatively, upon the product of the authorized capital stock of a company and a fraction determined by the relationship between a company’s total assets and the number of authorized shares it has issued. In Nevada, there is no annual franchise tax. Although there are no assurances that we will use the funds that may arise from these tax savings effectively, such savings could also result in an increased trading value of our common stock. Furthermore, Holdco will likely not be a NASDAQ listed company, and therefore will not have to bear the operational, legal and accouting cost burdens relating to maintain such a listing.

What Consideration will LookSmart stockholders receive, page 10

13.	Please expand this section to explain how you determined the exchange ratio. In addition, we note your discussion of the make whole right and the last risk factor on page 24. To the extent practicable, please discuss how the make whole right may impact the consideration received.

The Company has expanded this section to explain how we determined the exchange ratio on page 10 of Amendment No.1 in accordance with Staff’s comment.

What is the Make Whole Record Date? page 11

14.	Please tell us the section in the merger agreement stating that the Legacy LS Stockholders have a “24-hour option” to participate in the Future Pyxis Offering. In addition, please explain to us how shareholders will be notified of this option and how they can exercise this option within such a short period of time.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

The 24 hour option relates to the “put” option that the Legacy LS Stockholders have. It is not a right to participate, the Company has revised Amendment No.1 on page 11 to clarify the time period in which the Legacy Stockholders will have to exercise this option and expanded the disclosure to explain Pyxis’ obligation to notify such stockholders that the option is expiring, if applicable, and the practical means to make sure such stockholders will be able to exercise this option during the 24 hour put period on page 11 of Amendment No.1 in accordance with Staff’s comment.

How will our directors and executive officers vote, page 13

15.	Please disclose here that Michael Onghai is the majority shareholder of LookSmart. Please also state his current position with LookSmart and whether he will continue in any position in the merged entity and the percentage of stock he will have in Pyxis.

The Company has revised this disclosure on page 13 of Amendment No.1 in accordance with Staff’s comment.

Forward-Looking Statements, page 16

16.	Please remove the reference to “Section 27A of the Securities Act and Section 21E of the Exchange Act” because the safe harbor provisions do not appear to apply to you or indicate that these provisions do not pertain to you.

The Company has revised this disclosure on page 13 of Amendment No.1 in accordance with Staff’s comment.

Summary, page 16

17.	Please disclose the amount of the termination fees and expenses in the summary section. In this regard, we note your disclosure on page 92 as to these amounts.

The Company has added a section title “Termination Fees and Expenses” on page 23 of Amendment No.1 to make the disclosure more conspicuous.

The Make Whole Record Date, page 17

18.	Please expand this section significantly to describe the make whole feature of the merger agreement, as well as the Future Pyxis Offering, including applicable material dates and dollar amounts. Make corresponding changes on page 87 in the section entitled Consideration to be Received Pursuant to the Merger. In addition, please provide an example with numeric calculations.

The Company has expanded this section on page 18 of Amendment No.1 in accordance with Staff’s comment.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

19.	Please explain to us how you anticipate the make whole offering will be implemented in the future. Please explain to us if you anticipate it being a registered offering.

The Company expects to work with the Company’s transfer agent to implement the make whole to the extent it is triggered. We anticipate that the make whole offering will be a registered distribution.

The Spin-Off, page 18

20.	Please expand this section to disclose when you expect to complete the spin-off and the reasons for transferring all assets and liabilities of LookSmart to Holdco prior to the spinoff.

LookSmart intends to complete the spin-off immediately before the merger is consummated. The company has included revised disclosure on page 17 of Amendment No. 1.

Principally, the transfer of all assets and liabilities of LookSmart to Holdco prior to the spin-off was to satisfy Pyxis’ initial demands and LookSmart’s agreement to do so.

Merger Consideration, page 18

21.	You state that the cash payment received by the company (LookSmart) of $600,000 upon execution of the merger agreement will be used by LookSmart and Holdco for operational purposes. Please disclose how the cash is to be allocated between these two entities.

The cash payment was largely be used to pay service providers (legal, audit, GLC) for transaction expenses. The remainder of the cash will be used for operational expenses. We also note that any expenses satisfied by LookSmart will ultimately benefit Holdco as they are assuming all of LookSmart’s liabilities.

Material Marshall Islands Tax Consideration, page 20

22.	We note the disclosure at the top of page 20 that the discussion here is the opinion of Seward and Kissel. As such, please also file a short-form tax opinion as an exhibit.

The Company has filed a short form opinion as exhibit 8.1 in accordance with the Staff’s comment.

23.	Please remove the statements here and on page 84 that the tax discussion is a “general discussion” and the reference to it being a summary, on page 20.

The Company has removed these statements on page 20 and 84 of Amendment No.1 in accordance with the Staff’s comment.

Risk Factors

The market for digital advertising is relatively new, page 29

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

24.	Please substantiate your statement that the digital advertising is not yet “widely adopted.” In the alternative, please revise.

LookSmart revised this risk factor to eliminate such statement on page 29 of Amendment No.1 in accordance with the Staff’s comment.

Solicitation of Proxies, page 74

25.	We note your disclosure that proxies may be solicited by telephone, e-mail, facsimile or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

This will confirm that the Company will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

The Merger, page 78

26.	Based on your disclosure on page 58 it appears that the terms of the future purchase of Miss Lucy and the Pyxis Loucas vessels are included in the merger agreement. Please discuss in this section in more detail the conditions of the anticipated purchase of the vessels, their financing and consideration, as well as the relationship between the parties of the transaction.

The Company has added additional disclosure on page 78 of Amendment No.1 in accordance with the Staff’s comment.

The Merger

Background of the merger, page 79

27.	Please briefly explain why LookSmart decided to enter into this type of agreement at this time and disclose other business options that LookSmart considered.

The Company has added a brief explanation on page 79 of Amendment No.1 in accordance with Staff’s comment.

28.	Please significantly expand your discussion in this section to disclose the details of the discussions between LookSmart and Pyxis with respect to the material terms of the merger. Provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration. In this regard, for each of the dates listed, please explain who was present for that particular discussion and expand upon what was discussed during that meeting or telephone call.

The Company and LookSmart have significantly expanded this section beginning on page 80 of Amendment No.1 in accordance with Staff’s comment.

29.	Please disclose which party started the discussion of the merger consideration and disclose any negotiations, such as any back and forth between the parties regarding the consideration.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

The Company and LookSmart have revised to disclose which party started the discussion on page 80 of Amendment No.1 in accordance with the Staff’s comment.

Opinion of GLC, page 83

30.	Please expand this section significantly to discuss how LookSmart’s financial advisors determined that the merger consideration is fair from the financial point of view to the LookSmart’s shareholders.

LookSmart has expanded this section significantly beginning on page 83 of Amendment No.1 in accordance with the Staff’s comment.

31.	If applicable, please quantify any fees payable to GLC and its affiliates relating to any material relationship that existed in the last two years between GLC and its affiliates and LookSmart and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. As applicable, please also provide similar disclosures for Maxim with respect to Pyxis.

LookSmart respectfully advises the Staff that there are no fees payable to GLC and its affiliates relating to any material relationship that existed in the last two years between GLC and its affiliates and LookSmart and its affiliates or between Maxim and its affiliates and LookSmart and its affiliates. As disclosed, LookSmart paid a $10,000 retainer to GLC to assist LookSmart in raising capital for Clickable.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 95

32.	The pro forma information appears to be presenting several transactions – LookSmart spin off, the merger, and delivery of the Epsilon. From information in your filing it appears the LookSmart spin off will occur before the merger. To provide investors further clarity of your contemplated transactions, please provide separate sections, with respective subtotal columns as appropriate, for each transaction. For example, begin with columns for the balance sheet of LookSmart before the spin off, the adjustments related to the spin off, and a subtotal column representing the after spinoff balance sheet of LookSmart, followed by columns reflecting the effects of the merger and related adjustments, including the pre-merger balance sheet of Pyxis and subtotal column that shows the post-merger balance sheet of Pyxis to that point, followed by the adjustments to reflect the delivery of the Epsilon, concluding with a final pro forma balance sheet column for Pyxis. Follow a similar organization for the pro forma combined statement of income and loss, as appropriate.

The Company and LookSmart have revised the pro forma financial presentation beginning on page 94 of Amendment No.1 in accordance with the Staff’s comment.

Please refer to the revised pro forma financial presentation. Please note that the Company excluded the delivery of the Pyxis Epsilon, because the Company took delivery of the vessel on January 14, 2015 and accordingly, the effects relating to the ownership and operation of that vessel are already included in the historical combined statement of income/(loss) of Pyxis predecessor for the three months ended March 31, 2015, incorporated in the pro forma financial presentation.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

33.	Revise the periods presented for the latest historical balance sheet date and interim period statement of income and loss included in the filing, as appropriate.

The Company has revised Amendment No.1 in accordance with Staff’s comment and included in the pro forma financial presentation balance sheet information as of March 31, 2015 as well as statement of income for the quarterly period ended March 31, 2015.

34.	You disclose on page 94 that the merger will be accounted for as a “reverse merger.” On page 84 you disclose that the merger will be accounted for as a “purchase transaction.” Please reconcile these statements. If you conclude that treatment as a reverse merger is appropriate, please further clarify your basis for this conclusion. In this regard, from information in your filing it appears that Pyxis is acquiring LookSmart after the LookSmart spin off is completed. This is based on several things: (i) Pyxis paid LookSmart $600,000 upon signing the merger agreement, (ii) it appears that Pyxis will be issuing more of its shares in exchange for LookSmart shares in the transaction, based on the exchange ratio indicated under “Calculation of Registration Fee” on the face of the form, (iii) the make whole provision to be paid by Pyxis to LookSmart shareholders, and (iv) the common shares of Pyxis will continue to be outstanding and controlling after the transaction. Accordingly, it appears that Pyxis is considered to be both the legal and accounting acquirer.

The Company concurs that Pyxis Tankers Inc. is both the legal and accounting acquirer.

The acquisition by Pyxis Tankers Inc. of LookSmart, Ltd. is not an acquisition of an operating company as the business of LookSmart, Ltd., as we disclosed in the Schedule 14A, will be spun off prior to the acquisition.

More specifically, all of LookSmart, Ltd.’s business assets and liabilities will be transferred to LookSmart Group, Inc., a wholly- owned subsidiary of LookSmart, Ltd. Prior to the acquisition, LookSmart Group Inc. will be spun off to the former shareholders of LookSmart, Ltd. Therefore, at the time of the acquisition, LookSmart, Ltd. will be a non-operating public company.

As such, for accounting purposes, the merger between Pyxis Tankers Inc.’ s wholly-owned subsidiary, Maritime Technologies Corp. and LookSmart, Ltd. would be accounted for as a capital transaction rather than as a business combination.

Accordingly, the Company has revised this section to indicate the merger will be accounted for as a capital transaction on page 84 and 94 of Amendment No.1 in accordance with Staff’s comment.

35.	In regard to the make whole provision referred to above, it appears that this represents a contingent purchase price to be paid by Pyxis to LookSmart shareholders in the merger. Please advise, and tell us your consideration of this in determining your accounting treatment of the merger.

Following our response to comment 34, the transaction is being accounted for as an acquisition and merger of a non-operating public company, and therefore, does not meet the definition of a business, as described in FASB ASC Topic 805, Business Combinations. As a result, the accounting treatment of the Make Whole Right is evaluated under other guidance, specifically ASC 815 Derivatives and Hedging and ASC 460-10 Guarantees.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

The Make Whole Right provides that in the event that subsequent to the Merger, Pyxis completes a financing (a “Future Pyxis Offering”) at an offering price per share (the “New Offering Price”) lower than the valuation ascribed to the shares of common stock received by LookSmart stockholders pursuant to the Merger Agreement (the “Consideration Value”), Pyxis will be obligated to make “whole” the Legacy LS Stockholders (the “Make Whole Right”) as of April 29, 2015 (the “Make Whole Record Date”) pursuant to which the Legacy LS Stockholders will be entitled to receive additional shares of Pyxis common stock to compensate the Legacy LS Stockholders for the difference between the New Offering Price and the Consideration Value. The Make Whole Right shall only apply to the first Future Pyxis Offering following the closing of the Merger which results in gross proceeds to Pyxis of at least $5 million, excluding any proceeds received from any shares purchased by Maritime Investors or its affiliates. Such Make Whole Right is considered to be a derivative instrument, and assessed under ASC 815 Derivative and hedging. We concluded that as this derivative instrument is intended to reimburse the counterparty, the Legacy LS Stockholders, for losses they would incur at the Future Pyxis Offering between the Consideration Value and the value of the common stock at the Future Pyxis Offering, but while this derivative instrument can be net share settled, the maximum number of shares that could be required to be delivered is not fixed, therefore, equity classification would be precluded. In accordance with ASC 815, such derivative instrument would be initially recorded as a liability at its fair value.

In addition, the Make Whole Right provides that should Pyxis fail to complete a Future Pyxis Offering within a date which is 3 years from the date of the closing of the Merger, each Legacy LS Stockholders who has held such stock continuously from the date of the Make Whole Record Date until the expiration of such 3 year period will have a 24-hour option (the “Put Period”) to require Pyxis to purchase from such Legacy LS Stockholders, a pro rata amount of Pyxis common stock that would result in aggregate gross proceeds to the Legacy LS Stockholders, in an amount not to exceed $2 million; provided that in no event shall a Legacy LS Stockholder receive an amount per share greater than the Consideration Value. Such Make Whole Right is considered to be a financial guarantee related to the non-occurrence of the Future Pyxis Offering within three years of the closing date of the merger, and assessed under ASC 460-10 Guarantees – Option Based Contracts. We concluded that this financial guarantee constitutes an option-based contract without a specified strike price in which any net potential contingent payment can flow only from the guarantor, Pyxis Tankers Inc., to the guaranteed party, the Legacy LS Stockholders. Such option-based contract is gross settled with Pyxis Tankers Inc. being required to repurchase a pro rata amount of Pyxis common stock in exchange for cash.

Currently, no liability for the make whole provision has been reflected in the unaudited Proforma combined condensed financial information, assuming that a future offering will take place, the number of shares to be repurchased is not fixed, and the New Offering Price will be at a minimum equal to the Consideration value. The Company controls the timing of the future offering and the issue price subject to U.S. capital markets conditions and investors interest.

We have updated the footnote disclosure in the Pro Forma accordingly to describe accounting treatment along with significant assumptions used relating to the Make Whole Rights.”

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

Unaudited Pro Forma Condensed Combined Statement of Income and Loss, page 96

36.	It appears that an intermediate column is needed to show the historical results and weighted average number of shares of the newly formed entity Pyxis Tankers Inc. Please revise as appropriate.

The Company has revised the pro forma financial presentation on page 96 of Amendment No.1 and included an intermediate column showing the historical results and weighted average number of shares for the Company in accordance with Staff’s comment.

Note 2 – Other pro forma adjustments, page 97

37.	We note that the Head Management Agreement with Maritime commenced on March 23, 2015, pursuant to which Pyxis will pay approximately $1.6 million per year. You further disclose on page 118 that following the consummation of the merger, Pyxis expects to incur additional general and administrative expenses that appear to be related to this agreement. Accordingly, it appears that an adjustment to the pro forma statement of income and loss to reflect the effect of this agreement may be necessary. Please revise as appropriate.

The Company has revised the pro forma financial presentation of Amendment No.1 in accordance with Staff’s suggestion and included as an adjustment under “Other Adjustments”, the administration fee payable under the Head Management Agreement.

38.	We note that Pyxis intends prior to the consummation of the Merger to increase the loan margin to 1.75% per annum in regard to the noncompliance of the Fourthone loan. It appears that an adjustment to the pro forma statement of income and loss to reflect the effect of this on interest expense may be necessary. Please revise as appropriate.

The Company respectfully advises the Staff that as currently contemplated, the increases of the margins for the Secondone, Thirdone and Fourthone loans will be set forth in loan documentation to be entered into by the parties prior to the Merger but only take effect upon the Merger being consummated and the listing of the Company’s shares on Nasdaq or the NYSE. Accordingly, the Company has included a corresponding increase in interest expense as an adjustment included “Other Adjustments” in the pro forma financial presentation.

2 a. Pyxis Epsilon adjustment

39.	Please reflect the effect of interest expense in the pro forma statement of income and loss associated with debt used to finance the acquisition and delivery of the Epsilon.

The Company respectfully advises the Staff that the Pyxis Epsilon was under construction for all of 2014 and the vessel was delivered on January 14, 2015. Loan interest costs related to the debt used to finance the vessel were expensed from January 12, 2015, the date the loan was drawdown, and included in the results for the three months ended March 31, 2015. As such, the Company respectfully submits that no additional adjustment to the pro forma statements is required. The Company has included additional disclosure on page 94 of Amendment No.1 to clarify how the pro forma statement addresses the effect of the interest expense.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

Note 3—Assumptions relating to the Reverse Stock Split and Equity Issuances, page 97

40.	You state that LookSmart shares will be converted into one LookSmart share post reverse stock split and there will be 1,000,000 outstanding LookSmart shares prior to the Merger. It appears that based on the exchange ratio indicated under “Calculation of Registration Fee,” the Looksmart shares will be exchanged into 1,350,000 common shares of Pyxis. Please advise.

The Company respectfully advises the Staff that the Company will only know the total number of Company shares that it will issue to LookSmart shareholders once LookSmart determines what reverse split ratio, if any, it will utilize to facilitate the Company in satisfying its per share price listing requirements. Based on the factors discussed in Note 3, the number of Pyxis shares issued to LookSmart shareholders may be higher than the assumed 1,000,000. The higher number of Pyxis shares being registered is an estimate of the maximum number of Pyxis shares that the Company could issue to LookSmart’s shareholders based on the post reverse split number and the final post reverse split closing price of LookSmart shares.

Information with Respect to Pyxis

Overview

Product Tanker Industry & Market Conditions, page 105

41.	Please delete the statement that Pyxis management “believe[s] that the information contained herein is reasonable.” You are responsible for the accuracy and adequacy of the disclosure in the filing.

The Company has revised Amendment No.1 in accordance with the Staff’s comment.

42.	Please provide a consent for Poten and Partners. Refer to Rule 436 of the Securities Act.

The Company respectfully submits that it does not believe a consent from Poten and Partners (“Poten”) is required pursuant to Rule 436 of the Securities Act.

The Company used certain statistical information provided by Poten in this section titled “Product Tanker Industry & Market Conditions”. Such statistical information has been derived from Poten’s databases. No report, valuation or opinion from Poten is included or summarized in the Registration Statement, as amended. The Company respectfully refers to Answer to Question 141.02 in the CD&I to the Securities Act sections last update on May 16, 2013.

Customers, page 110

43.	Because you derived over half of your revenue from five customers and your business appears to depend on them significantly, please disclose the top customers’ names. In this regard we note your disclosure on page 141 of your top four customers.

The Company respectfully advises the Staff that the disclosure on pages 141-2 of the Registration Statement (page 143 of Amendment No.1) relates to customers of LookSmart and not those of the Company. Since the disclosure on page 115 of Amendment No.1 already identifies the Company’s top three customers for each of years 2014 and 2013 and provides their respective revenue percentages, the Company respectfully submits that identifying additional customers by name would not provide additional meaningful disclosure since any remaining customers would each represent less than 8.5% of the Company’s revenues for that year and the Company already states that it does not believe that it is dependent on any one of its key customers.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

International Maritime Organization, page 111

44.	Please update the information in the last paragraph of this section relating to expected effectiveness of the amendments to the PARPOL Annex I Conditional Assessment Scheme, or CAS.

The Company has revised the disclosure on page 116 of Amendment No.1 in accordance with Staff’s comment.

Pyxis Management’s Discussion and Analysis of Financial Condition and Results of Operations

Important Financial Terms

Interest Income, page 120

45.	You disclose that Pyxis expects to earn interest income from cash generated from its operations. It appears your disclosure should clarify that interest income will be earned on cash generated from operations to the extent that cash is held and invested. Please revise or advise.

In accordance with Staff’s comment, the Company has deleted reference to “Interest income” in Amendment No.1 given that a significant amount of the Company’s current cash position is pledged as additional collateral in non-interest bearing depository accounts at its lending banks.

Contractual Obligations, page 125

46.	Please revise the contractual obligations table to disclose the total contractual obligations at the bottom of the table. Refer to Item 303(a)(5) of Regulation S-K.

The Company has revised the contractual obligations table on page 130 of Amendment No.1 in accordance with the Staff’s comment.

Critical Accounting Policies Vessels Impairment, page 125

47.	We note your first sentence which states that the carrying values of Pyxis’ vessels may not represent the fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. In this regard, please expand the disclosure here to state the respective aggregate market and carrying values of your fleet at the latest balance sheet date presented in the filing, and state the number of vessels whose estimated market values are less than their carrying values.

The Company has expanded the disclosure under “Vessel impairment” on page 130 of Amendment No.1 in accordance with the Staff’s comment.

48.	Please disclose the estimated daily time charter equivalent rate you use in your vessel impairment evaluation that is based on seven years historical time charter rates average for the unfixed days over the remaining estimated useful life of your vessels, and how this rate compares to recent actual rates experienced. If the estimated rate differs materially from actual recent past and current rates earned and existing future contracted rates, please discuss why you believe the estimated rates to be reasonable under the circumstances.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

The Company has expanded the disclosure under “Vessel impairment” on page 131 of Amendment No.1 in accordance with the Staff’s comment. Per the Staff’s request, the additional disclosure also includes a discussion setting forth the Company’s reasons for why it believes that a seven year historical time charter rate average provides a reasonable chartering benchmark for all of the vessels in its fleet..

Certain Tax Consequences, page 127

49.	Please revise here and throughout the filing to refer to “federal income tax consequences” or “material federal income tax consequences” as opposed to “certain tax consequences.”

The Company has revised Amendment No.1 here and throughout the filing in accordance with Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 134

50.	Please provide this as the most recent practical date with the next amendment. Please also show ownership percentages after the transaction is complete.

The Company has provided this as of the most recent practical date and has shown ownership percentages after the transaction is complete in Amendment No.1 on page 139 in accordance with Staff’s comment.

Index to Financial Statements, page F-1

51.	Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

The Company has included in Amendment No.1 in accordance with the Staff’s comment the Company’s combined balance sheets as at December 31, 2014 and March 31, 2015 (unaudited) and the unaudited combined statements of comprehensive income/(loss), combined statements of stockholders’ equity and combined statements of cash flows for the three-month periods ended March 31, 2014 and 2015.

52.	Please include audited financial statements of the newly formed entity Pyxis Tankers Inc., the issuer of the common stock to be registered in this filing, in compliance with Rule 8-02 of Regulation S-X.

The Company has included in Amendment No.1 in accordance with the Staff’s comment Pyxis Tankers Inc.’s consolidated balance sheet as of March 31, 2015 and the related consolidated statements of comprehensive loss, changes in stockholder’s equity and cash flows for the period from March 23, 2015 (the date of such company’s inception) through March 31, 2015.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

Pyxis Tankers Inc. Predecessor Index to Financial Statements

Notes to Combined Financial Statements

Note 2. Significant Accounting Policies

(l) Accounting for Special Survey and Dry-docking Costs, page F-33

53.	Please state the period of time over which dry-docking costs are amortized.

The Company has revised Note 2 on page F-33 of Amendment No.1 to state the period of time over which dry-docking costs are amortized in accordance with the Staff’s comment.

54.	Please disclose whether or not you distinguish any costs incurred during drydockings that are considered to be repair and maintenance and if so, how you identify these costs and your accounting treatment for them.

The Company has included additional disclsore in Note 2 on page F-33 of Amendment No.1 in accordance with the Staff’s comment.

Note 8. Long-term Debt, page F-39

55.	You disclose that Fourthone was not in compliance with its loan covenant at December 31, 2013. Disclosure on page 122 states that Fourthone was not in compliance with its loan covenant at December 31, 2014. Please revise for the correct date as appropriate.

The Company has corrected the date in Note 8 on page F-41 of Amendment No.1 in accordance with Staff’s comment.

56.	You disclose that no waiver has been obtained for the non-compliance of the Fourthone loan. You further disclose that on March 23, 2015, Fourthone obtained a letter from the lending bank in return for certain changes to the loan agreements with the vessel-owning companies identified in your disclosure, and that Fourthone plans to provide, among other things, additional collateral to the bank to satisfy the non-compliance. Please disclose the present status of the Fourthone loan, the additional collateral, if any, that Fourthone provided to satisfy the non-compliance and the certain changes made to the loans of the identified vessel-owning companies.

The Company respectfully advises the Staff that there have been no developments since April 23, 2015 in connection with the Fourthone loan. In accordance with Staff’s comment, the Company has included additional disclosure in Note 8 on page F-42 of Amendment No.1 to clarify the additional collateral and the new guarantee to be provided and the other changes to be made to the loan documentation.

Security Ownership of Certain Beneficial Owners and Management, page 152

57.	Please provide this as the most recent practical date with the next amendment.

The Company has provided this as of the most recent practical date in Amendment No.1 on page 139 in accordance with Staff’s comment.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

Form of Proxy Card, page 166

58.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

LookSmart has revised the form of proxy card in accordance with Staff’s comment.

59.	It appears from your disclosure that you are contemplating a separate vote to adjourn the meeting to permit solicitation of additional proxies, if necessary. In this regard, the proxy card should include a separate box so that shareholders may decide whether or not to vote in favor of adjournment for solicitation of additional proxies, if this is an action that is being contemplated. Please revise or advise. Please refer to Exchange Act Rule 14a-4.

LookSmart has revised the proxy card in Amendment No.1 in accordance with Staff’s comment.

Item 21. Exhibits and Financial Statement Schedules, page 169

60.	Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:
•	fairness opinion of LookSmart’s financial advisors Gruppo, Levey & Co and Source Capital Group, Inc. on page 19;
•	voting agreement between LookSmart, Pyxis and Michael Onghai on page 19;
•	indemnification agreement between you, Michael Ohghai and each of Holdco and its subsidiaries described on page 91;
•	Head Management Agreement with maritime on page 105;
•	Ship Management Agreement with ITM on page 105;
•	Commercial Ship management Agreements with NST on page 105;
•	Loan agreement for financing the acquisition of Pyxis Epsilon on page F-42; and
•	loan agreements by various Pyxis vessel owning subsidiaries on pages 109 and 122.

The Company has filed or will subsequently file all of the above-referenced agreements except the “indemnification agreement” as exhibits to Amendment No.1. The indemnification provisions are included in Article VII of the Agreement and Plan of Merger. There was no separate indemnification agreements.

Signatures, page 173

61.	It appears that Pyxis has more than one director and currently only one director signed the second part of the signature section. Please have the majority of your directors sign the registration statement or advise.

The Company respectfully advises the Staff that Pyxis currently has only one director. Upon consummation of the merger, the four additional directors set forth in Amendment No.1 will be appointed to Pyxis’ board.

Exhibit 5.1

62.	Please have counsel remove assumption (ii) in the first paragraph of the second page of the legal opinion.

U.S. Securities and Exchange Commission

Re: Pyxis Tankers Inc.

August 6, 2015

The assumption has been removed in the legal opinion in accordance with Staff’s comment.

In making its responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the undersigned at 212-370-1300 or swilliams@egsllp.com.

Very truly yours,

/s/ Sarah Willaims

Sarah Willaims

cc:    Valentios Valentis, Chief Executive Officer

         Pyxis Tankers Inc.